Via EDGAR Submission

January 9, 2014

Ms. Jennifer Gowetski

Ms. Stacie Gorman

Mr. Mark Rakip

Ms. Jennifer Monick

United States Securities and Exchange Commission (“SEC”)

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	InnSuites Hospitality Trust (the “Trust”)
Form 10-K
Filed May 1, 2013
File No. 001-07062

All –

We are writing to respond to the comments raised in the letter, dated December 19, 2013, from the staff of the Securities and Exchange Commission (the “Commission”) regarding the Trust’s Form 10-K filed with the Commission on May 1, 2013. The Trust’s responses below correspond to the captions and numbers of those comments, which are reproduced below in italics.

General

1.

We note your disclosure of the non-GAAP financial measures Adjusted EBITDA and funds from operations in your Form 10-Q for the interim period ended October 31, 2013. Please tell us why you have not provided such metrics within your annual periodic filings given your beliefs regarding the benefit of providing such metrics. In addition, to the extent management continues to utilize such measures, please provide such metrics in your future periodic (i.e., interim and annual) filings.

We began providing non-GAAP financial measures beginning with our Form 10-K for the fiscal year ended January 31, 2012 and continued providing such measures through our Form 10-Q for the fiscal quarter ended October 31, 2012. We had a number of significant changes from January 2013 through March 2013, with our prior Chief Financial Officer retiring, the Trust’s appointment of Semple, Marchal and Cooper, LLP as our new independent registered public accounting firm and my appointment as the new Chief Financial Officer. In light of these changes and our desire to file our Form 10-K timely, we elected to not include the non-GAAP financial measures in our Form 10-K for the fiscal year ended January 31, 2013, filed on May 1, 2013 and our Form 10-Q for the fiscal quarter ended April 30, 2013, filed on June 13, 2013.

After additional consideration, completion of our accounting and SEC research, and additional consultations with both our independent registered public accounting firm and our SEC counsel, we re-assessed our use of non-GAAP financial measures and our prior decision to not include such measures in our periodic SEC filings. As described in our latest Form 10-Q for the fiscal quarter ended October 31, 2013, we present earnings before minority interest, interest expense, amortization of loan costs, interest income, income taxes, depreciation and amortization, and non-controlling interests in the Trust (“Adjusted EBITDA”) and funds from operations (“FFO”) to assist our investors in evaluating our operating performance. We believe that Adjusted EBITDA (a) more accurately reflects the ongoing performance of our hotel assets and other investments, (b) provides more useful information to investors as indicators of our ability to meet our future debt payments and working capital requirements, and (c) provides an overall evaluation of our financial condition. The National Association of Real Estate Investment Trusts (“NAREIT”) developed FFO as a relative measure of performance of an equity Real Estate Investment Trust (“REIT”) to recognize that income-producing real estate historically has not been depreciated on the basis determined by GAAP. We use FFO to compare ourselves to other REITs with similar depreciable assets. We consider FFO to be an appropriate measure of our ongoing normalized operating performance.

To the extent management continues to utilize such non-GAAP financial measures, we will include them in future periodic (i.e., interim and annual) filings.

2.

We note your statement on page 3 that the hotels operate as moderate and full service hotels. In future Exchange Act periodic reports, please revise to briefly explain what you mean by moderate and full service hotels. In addition, please disclose whether each property is full service, select service or limited service, as applicable.

Beginning with our Form 10-K for the fiscal year ended January 31, 2014, we will briefly explain the definitions of full service, moderate or limited service. We will also disclosure whether each property is full service, moderate or limited service. The following is a description of hotel types and our description of each of our hotels.

Full service hotels often contain upscale full-service facilities with a large volume of full service accommodations, on-site full service restaurant(s), and a variety of on-site amenities such as swimming pools, a health club, children's activities, ballrooms, and on-site conference facilities.

Moderate or limited service hotels are small to medium-sized hotel establishments that offer a limited amount of on-site amenities. Most moderate or limited service establishments may still offer full service accommodations but lack leisure amenities such as an on-site restaurant or a swimming pool.

We consider one of our Tucson, Arizona hotels and our hotel located in Albuquerque, New Mexico a moderate or limited service establishment. All of our other properties are full service.

We also acknowledge that:

●	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Trust may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions, please contact me directly at 602-944-1500.

Sincerely,

/s/ Adam B. Remis

Adam B. Remis, CPA

Chief Financial Officer

InnSuites Hospitality Trust

cc:	James F. Wirth, Chief Executive Officer
Pamela Barnhill, President
Marc Berg, Executive Vice President
Jurgita Ashley, Thompson Hine LLP